[NIMIN ENERGY CORP. LETTERHEAD]
October 20, 2010
via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re:	NiMin Energy Corp.
Form 20-F filed October 20, 2010
Dear Sir or Madam,
NiMin Energy Corp. (the “Company”) is a foreign private issuer in the business of exploring for, developing and producing oil and natural gas in the United States. On December 17, 2009, the Company acquired four producing oil fields in the State of Wyoming for a purchase price of approximately $27.3 million. On the date hereof, the Company has filed a registration statement on Form 20-F under the Securities Exchange Act of 1934, as amended. In such registration statement, the Company has provided two years of audited statements of revenues and direct expenses for the acquired oil property in lieu of full financial statements or carve-out financial statements. Historical financial statements representing financial position, results of operations and cash flows required by generally accepted accounting principles in the United States are not presented in the registration statement as such information is not readily available on an individual property basis. The acquired oil property information is included in the Company’s consolidated balance sheets for the periods ended December 31, 2009 and June 30, 2010. The Company hereby requests your authorization to substitute such audited statements of revenues and direct expenses in lieu of full financial statements for the acquired oil property in the Form 20-F registration statement.
In addition, the Company has not provided SFAS 69 (ASC 932-235-50) supplemental oil and gas disclosure with respect to the acquired oil and gas property because the date of the acquisition was December 17, 2009, and the acquired oil property information is reflected in the Company’s consolidated financial statements for the year ended December 31, 2009, as set forth in the Form 20-F and included in the reserve report filed as an exhibit thereto.
Sincerely,
/s/ Jonathan S. Wimbish
Jonathan S. Wimbish
Chief Financial Officer
cc: Jack A. Bjerke, Esq.